November 03, 2016

VIA EDGAR TRANSMISSION

Mr. Craig Arakawa

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance Office of Beverages, Apparel, and Mining

Washington, D.C. 20549

Re:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 000-23702

Dear Mr. Arakawa:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated October 20, 2016 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015. For the Commission’s convenience, the Company has provided the text of the comment below with the response immediately following.

Item 7A Quantitative and Qualitative Disclosures about Market Risk, page 31

1.	We note that your foreign currency exchange rates materially impacted your consolidated statements of comprehensive income in 2015. Given your increased exposure to foreign exchange rates as a result of expanding your international business, please revise your disclosure in future filings to provide the disclosures required by Item 305 of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary

Company Response

We acknowledge the Staff’s comment and advise that, in response to the Staff’s request, in future filings we will provide the disclosures required by Item 305 of Regulation S-K relating to foreign currency risk.

Mr. Arakawa	November 03, 2016
Branch Chief

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our response or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc: Joanna Lam, Staff Accountant, United States Securities and Exchange Commission